SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                                                                           4 October, 2004

SkyePharma PLC

Revised Agreement with Merck KGaA
for a Phase III Development Project

LONDON, UK, 4 October 2004 -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) announces that it has reached agreement with Merck KGaA ("Merck") to assign an agreement between SkyePharma and Merck signed in August 1998 to a new Swiss company established by certain former executives of Merck and funded by international venture capital organizations. The agreement concerns the development of a novel formulation of a well-established drug using SkyePharma's proprietary Geomatrix™ oral delivery technology.

The once-daily product, intended to treat patients suffering from chronic inflammatory diseases, has a unique release profile designed to optimise efficacy and minimize side-effects.

The product has already completed the early stages of clinical development and the Swiss company will assume all of the funding obligations of Merck for further development including the Phase III trial of this product, which is currently underway in Europe. Merck will have marketing rights in Germany and Austria. The Swiss company will also seek marketing partners in other markets, including the USA. SkyePharma will receive a royalty on net sales and will also manufacture the product at its Lyon, France, manufacturing plant.

Michael Ashton, SkyePharma's Chief Executive, said: "This exciting product is another example of the versatility of our Geomatrix™ delivery technology, which in this case is designed to overcome certain disadvantages of current formulations. We are confident that this will represent a major commercial opportunity."

For further information please contact:

SkyePharma PLC                                                                                   +44 207 491 1777
Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications                                     +44 207 491 5124
Sandra Haughton, US Investor Relations                                                    +1 212 753 5780

Buchanan Communications (for SkyePharma)                                      +44 207 466 5000
Tim Anderson / Mark Court

Notes for editors

About SkyePharma
SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now nine approved products incorporating three of SkyePharma's five technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit www.skyepharma.com.

About Merck KGaA
Merck is a global pharmaceutical and chemical company with sales of Euro7.2 billion in 2003, a history that began in 1668, and a future shaped by 28,300 employees in 56 countries. Its success is characterized by innovations from entrepreneurial employees. Merck's operating activities come under the umbrella of Merck KGaA, in which the Merck family holds a 74% interest and free shareholders own the remaining 26%. The former US subsidiary, Merck & Co., has been completely independent of the Merck Group since 1917.

Except for the historical information herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. These include without limitation risks in obtaining and maintaining regulatory approval for existing, new or expanded indications for its products, other regulatory risks, risks relating to SkyePharma's ability to manufacture pharmaceutical products on a large scale, risks that customer inventory will be greater than previously thought, risks concerning SkyePharma's ability to manage growth, SkyePharma's marketing partners' ability to market a pharmaceutical product on a large scale and manage their sales and marketing organisation and maintain or expand sales and market share for its products, risks relating to the ability to ensure regulatory compliance, risks related to the research, development and regulatory approval of new pharmaceutical products, risks related to research and development costs and capabilities, market acceptance of and continuing demand for SkyePharma's products and the impact of increased competition, risks associated with anticipated top and bottom line growth and the possibility that upside potential will not be achieved, competitive products and pricing, and risks associated with the ownership and use of intellectual property rights. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:    October 04, 2004